Enhancing Shareholder Value at Imation Corp.

April 2015

CLINTON GROUP

Globally Diversified Investment Institution Specializing In

Alternative Investment Strategies

Important Information About This Solicitation

CLINTON GROUP

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC., GEH CAPITAL, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON") AND JOSEPH A. DE PERIO, ROBERT B. FERNANDER AND BARRY L. KASOFF (TOGETHER WITH CLINTON, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF IMATION CORP. (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/.

IN ADDITION, OKAPI PARTNERS LLC, CLINTON'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (855) 305-0857.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE REVISED PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY CLINTON WITH THE SEC ON APRIL 13, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

CLINTON GROUP

An Introduction to Clinton Group

- Founded in 1991, Clinton Group is a SEC Registered Investment Advisor, that invests globally across asset classes

- Senior investment professionals span a wide range of investment and trading disciplines, bringing diverse expertise to bear in our investment strategies

- Clinton's Activism Strategy focuses on investing in small- and mid-cap U.S. public companies with untapped opportunities to improve

- We invest in high-quality public companies that are underperforming relative to their potential

- We attempt to engage constructively with executives and boards and seek to improve performance and unlock value



Infrastructure	Agility	Expertise
With twenty-four years of history, we have developed a seasoned infrastructure capable of supporting a multitude of investment programs as well as the needs of our clients	With both time-tested quantitative methodologies and flexible, fundamental research, we are able to capitalize on the most attractive investment opportunities at any given time and match most risk/reward profiles to meet each investors unique needs	Our senior investment professionals span a wide range of investment and trading disciplines, bringing diverse expertise to bear in our investment strategies

Overview of Imation Corp.

Company Overview

- Based in Oakdale, MN, Imation provides a range of removable data storage media products and consumer electronics

- Consumer Storage and Accessories ("CSA")

  - Consumer Storage Media includes optical products, USB flash drives, flash cards and external hard disk drives

  - Audio and Accessories includes headphones and audio accessories.

  - $393.5 mm in 2014 revenue

- Tiered Storage and Security ("TSS")

  - Commercial storage includes magnetic data storage tape media and RDX media

  - Storage and Security Solutions include archiving storage, encrypted flash drives, and secure portable desktop solutions

  - $336.0 mm in 2014 revenue

- 910 worldwide employees (360 in the U.S.)

- Over 300 patents

- Owned brands include:

Financial Summary

	2010[1]	2011	2012	2013	2014
Revenue					
Consumer Storage & Accessories	-	775	635	478	394
Tiered Storage & Security	-	391	371	383	336
Total Revenue	**$1,461**	**$1,167**	**$1,007**	**$861**	**$730**
Operating Income (Loss)					
Consumer Storage & Accessories	-	57	62	52	19
Tiered Storage & Security	-	9	(27)	(16)	(32)
Corporate & Unallocated	-	(87)	(353)	(56)	(91)
Total Operating Income (Loss)	**(70)**	**(20)**	**(318)**	**(20)**	**(104)**

Share Price (as of 12/12/14)	$3.22
Diluted Shares Outstanding	41.2
Market Capitalization	**$133**
Less: Net Cash	91
Enterprise Value	**$41**
TEV / 2014 Revenue	**0.06x**
P / TBV	**0.55x**

Source: Company filings and CapitalIQ.

Note throughout the document: Current market capitalization and enterprise value calculated using financial metrics and outstanding shares in the Company's Form 10-Q for the period ended September 30, 2014, and the stock price on December 12, 2014, the trading day preceding the public release of the current plan of the Participants. Other factors also may have contributed to increases in the stock price since the public release of the Participants' current plan. TEV is total enterprise value. P / TBV is stock price divided by tangible book value per share.

(1) Imation has not provide restated financials for the year 2010 following the reclassification of its business segments.

- Imation's common stock has performed poorly for shareholders as measured over any relevant period since the onset of the tenure of Chief Executive Officer, Mark E. Lucas
  - The stock price is down (69.9%) during Mr. Lucas' tenure and down (31.2%) in 2014[1]
- Financial metrics on an absolute and relative basis have been dreadful
  - Net revenue declined from $1.3 billion in 2010 to $729.5 million in 2014, a decline of (44.0%), or a negative annual decline rate of (13.5%), despite deploying a total of $174 million in five acquisitions
  - Total cumulative net losses for the five fiscal years ended 2014 was ($705.3) million or an average of ($141.1) million per year
- We believe the Company's change in strategy in 2011 to become a "Technology Company Focused on Growth Opportunities in Data Storage, Protection and Connectivity"[2] has produced negative returns for shareholders
- We believe the Board of Directors should be held accountable for the operational missteps and the failure of the executive team
  - Directors have overseen years of shareholder value destruction and poor financial results
  - Directors have awarded, what we believe is excessive compensation in view of the Company's performance, for both themselves and executives, and stock ownership via open market purchase pales in comparison to cumulative compensation
- **We believe our Board nominees, in conjunction with continuing Class II and Class III directors, can work hand in hand to improve the position of the Company today. Our nominees would seek to have the Company undertake the following initiatives:**
  - Realignment of the business segments into the Legacy Business Segment and the Disk Storage Segment
  - The Legacy Business Segment to seek outside restructuring assistance and be optimized for cash flow generation
  - The Disk Storage Segment to be optimized for enterprise value creation by developing valuable product roadmaps while maintaining strict return thresholds for additional investment
  - Eliminate corporate waste, recalibrate Board and executive compensation and monetize non-core assets
- **We are mindful of the strategic alternatives process today and will not stand in the way of a sale of the Company**
- **With our nominees on the Board, we are confident the Company can return to profitability -- and we believe the inherent value of the stock is in excess of $7.00 per share**

(1)   Throughout this document, price performance is sourced from Bloomberg and CapitalIQ, and for all relevant periods is calculated through December 12, 2014, the date preceding the Participants' disclosure of their current plan.
(2)   Source: Imation press release entitled "Imation Unveils Strategic Direction as Technology Company Focused on Growth opportunities in Data Storage, Protection and Connectivity," dated February 1, 2011.

Imation Has Significantly Underperformed Its Peers

Imation Has Continually Destroyed Shareholder Value Over Mark Lucas' Tenure



Return: 94%
Return: 90%
Return: 81%
Return: 27%
Return: (70%)

Legend: IMN — '15 Peer Group — '14 Peer Group — S&P MidCap 400 Index — S&P SmallCap 600 Index



Stock Price 5-Yr CAGR

5%
-22%
IMN
'15 Peer Index



5-Year Revenue Growth

35%
-14%
IMN
'15 Peer Index



LTM EBIT Margin

-4%
-14%
IMN
'15 Peer Index



LTM Return on Equity

-13%
-48%
IMN
'15 Peer Index

Notes throughout this document:
"'15 Peers" is defined as the peer group of companies listed in the Company's 2015 Proxy Statement. "'14 Peers" is defined as the peer group of companies listed in the Company's 2014 Proxy Statement.
Peer group stock price performance is a market value weighted index, adjusted for dividends.
LTM is for the twelve months ended December 31, 2014. Trailing 5 Years is the period between the fiscal years ended December 31, 2000 to December 31, 2014.

Issues Under Current Leadership

We Believe the Board of Directors Has Failed As Fiduciaries to Shareholders

Board Responsibility	Results
Corporate Leadership	■ The Board has overseen years of share price degradation and poor financial results ■ Overseen a misguided strategy leading to underperformance ■ The Board has limited data storage industry experience, the most recent area of capital allocation ■ Since the inception of Mr. Lucas' tenure as CEO, the stock price is down (69.9%), or a negative compound annual decline rate of (22.4%)
Overseeing Operations and Efficiency	■ Execution at the operating level has been poor, and operating metrics lag those of its Peers ■ Acquisitions have grossly underperformed relative to management's expectation ■ The Company's results have fallen short of its own scorecard for growth, gross margins, operating margins and return on invested capital; all underperforming stated goals
Capital Allocation	■ Strategic shift toward technology-driven data storage proven to be damaging to shareholders ■ $174 million in disk based storage acquisitions since 2010 compared to the total current enterprise value of Imation of $44 million ■ Nexsan, acquired in 2013 to spur growth, has seen declining revenue despite Imation adding over $46 million in annual SG&A, we estimate at a cost of $200 million to shareholders
Corporate Governance	■ We believe executive and board compensation has been excessive ■ 50.1% say on pay affirmative vote last year ■ Ongoing Delaware Chancery Court derivative action litigation for excessive compensation and breach of fiduciary duty

The Path Forward

Our Group Has Identified a Clear Plan to Execute

Board Responsibility	Plans for the Future[1]
Corporate Leadership 	- Our nominees have data storage, business turnaround and public and private equity expertise - Possess the ability to evaluate and seek change in the Company's executive suite, if needed - Can serve as interim leadership, if needed - Fiscally responsible nominees that think like owners and shareholders
Overseeing Operations and Efficiency 	- Our nominees have a proven track record of rehabilitating troubled companies and assets - Reorganize the Company into two segments – Legacy Business Segments and Disk Storage Segment – for increased divisional accountability and increased ease of business evaluation - Appoint Chief Restructuring Officer to deliver a Legacy Business Segment optimized for free cash flow generation and shareholder value creation - Appoint a Business Leader to manage the strategy and roadmap of Disk Storage Segment - Significantly reduce Company's corporate overhead
Capital Allocation 	- No acquisitions in near-term - Assign stricter guidelines for evaluating development expenditures and capital expenditures to maximize returns on invested capital - Evaluate the return of excess cash to shareholders
Corporate Governance 	- Stock ownership from our group ensures an alignment of interests with all shareholders - Commitment to recalibrate Board and executive compensation - Instituting guidelines for open market stock purchases among Directors and management
Open to Value Creation 	- We are committed to continuing the ongoing strategic alternatives process - We are open to a sale of the Company at a market clearing price acceptable to shareholders

(1) Our nominees, if elected, would constitute 50% of the Company's Board of Directors, and there can be no assurance that our nominees' plans will be effectuated.

Our Vision for a New Board of Directors

A Reconstituted Board of Directors

Imation Class II and Class III Directors

William G. LaPerch	Geoff S. Barrall	Anthony T. Brausen
President, LaPerch Consulting	CEO and Director, Connected Data	SVP and Chief Financial Officer, The Mosaic Company
Former CEO, President and Director, AboveNet Inc.	Former Chief Technology Officer, Overland Storage	Former VP and Chief Financial Officer at Tennant Company
	Former Director, Nexsan Corporation	
Consulting	Data Storage	CFO Experience
Data Networking	Technology Start-ups	Audit Committee
Public CEO Experience		Public Accounting
Public Board Experience		

Clinton Group Nominees

Robert B. Fernander	Barry L. Kasoff	Joseph A. De Perio
Former CRO and Director, Datagres Technologies	President, Realization Services, Inc.	Senior Portfolio Manager, Public Equity and Private Equity, Clinton Group
Former CEO and Director, Gnodal Limited	Chief Restructuring Officer, Numerous Entities	
Former CEO, Pivot3 Inc.	General Manager, Takarajimasha	
Former CEO, Stored IQ, Inc.		
CEO Experience	Restructuring Experience	Investment Management
Data Storage	Management Consulting	Private Equity
Cloud Storage	Manufacturing / Procurement	Technology Investing
Data Networking	Public Board Experience	Risk Management
Sales & Marketing		Public Board Experience

Industry Growth Should Have Provided a Tailwind

- The digital universe, as defined by the global volume of data created and duplicated on an annual basis, has grown exponentially over the last several years

  – Since 2000, the total number of exabytes of storage increased by a factor of 450

  – Since Mr. Lucas was appointed CEO in 2010, the number of exabytes increased by a factor of 5, or at a rate of 50.1% per year



The Digital Universe: 450x Growth, 2000-2014



The Digital Universe: 5x Growth, 2010-2014

Source: International Data Corporation ("IDC").

Global Data Storage Industry Forecasts Continued Growth

The Digital Universe: 50x Growth, 2010-2020



Rapid Data Growth Drives Storage Demand



■ Enterprise Storage ■ Other CE ■ Personal Storage

Big Data Market Forecast by Sub-Type, 2011-2017



■ Cloud ■ Professional Services ■ Apps & Analytics
■ NoSQL ■ SQL ■ Infrastructure Software

HDD and Enterprise SSD Revenue Forecast



■ HDD ■ Enterprise SSD

Sources: Research and Markets Report (Big Data Vendor Revenue and Market Forecast 2013-2017); IDC HDD and SSD (Worldwide Hard Disk Drive 2013-2018 Forecast & Worldwide Solid State Storage 2013-2018 Forecast and Analysis); Western Digital Analysis, and IDC.

Value Destruction: Stock Price Since the Spinoff from 3M

CLINTON GROUP

Since the inception of Imation as a public company, shareholders have seen over $1 billion or 87% of value disappear



Chairman / Lead Director:
Monahan
Henderson
Hart
Matthews
CEO:
Monahan
Henderson
Russomanno
Lucas
Mark Lucas joins Board in April 2007
Divested Photo Color Systems to Schroder Ventures in August 1999
Announces Acquisition of TDK in April 2007
Announces Acquisition of Memorex in January 2006
White Matthews joins Board in February 2003
Restructuring of corporate strategy in Feb 2011
Acquisition of NEXSAN in Dec 2012
Mark Lucas named CEO in March 2010
Divested Medical Imaging Business to Kodak in Nov 1998
White Matthews named Chairman in May 2011
$50
$40
$30
$20
$10
$0
Jun-96
Nov-97
May-99
Oct-00
Mar-02
Aug-03
Jan-05
Jun-06
Dec-07
May-09
Oct-10
Mar-12
Aug-13

Source: Company filings and Capital IQ/

Underperformance Against Peers Since the Spinoff

- The Company's stock price is down (87%) since the spinoff from 3M Co. in July 1996

  – Compared to the indices listed in the 10-K, the performance of the S&P Midcap 400 Index, S&P Small Cap 600 Index and ArcaEx Tech 100 Index for the comparable period is a positive 651%, 491% and 919%, respectively



Source: CapitalIQ.

CLINTON GROUP

Three Different Strategies Have Lead to the Same Result



Removable Data Storage Media

Consumer Storage and Products

Technology Driven Data Storage

Announces Acquisition of Memorex January 2006

Announces Acquisition of TDK in April 2007

CEO: Henderson Russomanno Lucas

Acquisition of MXI Assets

Acquisition of IronKey

Acquisition of NEXSAN

Source: Company filings and Capital IQ.

Historical Strategy: “Removable Data Storage Media”
CEO: Bruce Henderson (May ‘04 – April ‘07)

CLINTON GROUP

Brief History

- Bruce Henderson was named CEO in May 2004
- The Company had a leadership position in removable data storage media
- Imation spent $650 million in three acquisitions to solidify its base in removable storage
- Q4 2012 non cash charges of $261 million related to Memorex and TDK acquisitions due to accelerated secular declines in optical media

Track Record

($ in mm, except stock price)	2004	2007	Change
Year End Stock Price	$35.37	$22.55	**(36%)**
Market Cap	$1,203	$851	**(29%)**
Enterprise Value	$788	$748	**(5%)**
Revenue	$1,174	$2,062	**76%**
EBITDA	$116	$141	**22%**
Net Income	$37	($56)	**NM**

Stated Corporate Strategy

- "Our offerings span magnetic, optical, solid state flash and removable hard drives -- the four pillars of storage. No other company has such a broad offering of media across major market sectors, technology platforms, and applications.” ***(Bruce Henderson, Analyst Day, November 15, 2005)***
- “We also will continue to invest in developing the technologies necessary to meet future demand for storage media across business and consumer applications.” ***(Bruce Henderson, Analyst Day, November 15, 2005)***

<u>Our Take:</u>

Imation increased its exposure to removable storage, essentially betting additional investor capital in an industry in secular decline.


Imation Spans all Major Sectors of Removable Storage
Capacity starts at 1.44MB
Typical Single Use of Media
Transfer Rate Begins at ~ 0.5 MB/sec
Highest Capacity Per Cartridge ~ 400GB
High Levels of Automation
Peak Transfer Rate ~ 60 MB/Sec
Personal Storage
CD-R, CD-RW, DVD optical discs; 1.44 MB diskettes, Devices/Accessories USB Swivel Flash Drive
Small-Medium Business
Exabyte™ VXA, Travan™ /Travan NS 4mm/8mm, SLR, Data Cartridges; DVD Optical Disc USB Swivel Flash Drive
Network Server
Ultrium Tape Cartridges, DLTtape™ Tape Cartridges, Super DLTtape™ Cartridges
Data Center
BlackWatch™ 9840, 9940; BlackWatch™ 3590, 3590E, 3480, 3490E; Royal Guard™ 3480 9490EE Tape Cartridges
Competitors
Memorex, TDK, Verbatim
Sony
Fuji, Maxell
Fuji

Source: 2006 10-k

Globally Diversified Investment Institution Specializing In Alternative Investment Strategies Page 17

Historical Strategy: "Build a Portfolio of Consumer Brands" CEOs: Russomanno and Lucas (April '07 – February '11)

Brief History

- Frank Russomanno replaced Henderson as CEO in April 2007

- In 2009, Russomanno hired Mark E. Lucas as President and COO and successor given his background in consumer brands and experience at Altec Lansing Technologies

- Lucas was promoted to the role of President and Chief Executive Officer on March 18, 2010

Track Record

($ in mm, except stock price)	2007	2011	Change
Year End Stock Price	$22.55	$6.27	(72%)
Market Cap	$851	$240	(72%)
Enterprise Value	$748	$17	(98%)
Revenue	$2,062	$1,167	(43%)
EBITDA	$141	$53	(63%)
Net Income	($56)	($35)	NM

Stated Corporate Strategy

- "We will transform Imation into a brand and product management company with a balanced portfolio of strong commercial and consumer brands." (*Frank Russomano, May, 22, 2007*)

- "Our situation analysis indicated that the storage business was changing and it was time to implement a new strategy." (*Frank Russomanno, NYSE Magazine, Q3 2008*)

- "I am excited to continue this transformation journey with Imation." (*Mark Lucas, March 18, 2010*)

Our Take:

Imation began investing heavily in consumer products. We believe it is a difficult business without a brand, a distribution strategy or innovative skillset.



Current Strategy: "Data Storage, Protection and Connectivity" CEO: Mark Lucas

Brief History

- Mark Lucas joined the Board of Imation in April 2007. In March 2009, he was named President and COO and in March 2010, he was promoted to CEO

- After seeing slower than expected growth in the consumer business, and taking write-downs of $261 million related to Memorex and TDK, Lucas again changed Imation's corporate strategy to a focus on data storage, protection and connectivity

- With limited disk based storage experience in the executive suite or boardroom, Lucas led acquisitions of MXI Security, IronKey and Nexsan which have underperformed to date

Track Record

($ in mm, except stock price)	2011	2014	Change
Year End Stock Price	$6.27	$3.22[1]	(49%)
Market Cap	$240	$138	(43%)
Enterprise Value	$17	$42	148%
Revenue	$1,167	$730	(37%)
EBITDA	$53	($35)	NM
Net Income	($35)	($112)	NM

Stated Corporate Strategy - February 2011 8-K

Corporate Strategies

- Invest in four core product areas: Secure Storage, Scalable Storage, Wireless/Connectivity, Magnetic Tape

- Drive new product launches with at least 20 percent gross margin as an entry target

- Increase of more than 30 percent in RD&E

Product Strategies

- In emerging storage: invest in higher growth and margin opportunities including the "Defender"

- In electronics and accessories: launch differentiated, higher margin products such as XtremeMac and TDK premium

- Optimize profitability, asset returns and cash in tape and optical storage

Investment Strategies

- Incremental organic investment of $15 million focused on technology

- Expanded sales and marketing coverage for the VAR and OEM

- International expansion - China focus

- Grow through acquisitions focused on data protection, storage hardware, removable hard drives and software

Our Take:

Imation pivoted into disk based storage and began investing shareholder capital in a sector where venture capital and large multinationals invest in a competitive marketplace.

(1)   2014 Stock Price is as of December 12, 2014, the day preceding the Participants' disclosure of their current plan.

Underperformance during Mark Lucas' Tenure as CEO

- The stock is down (69.9%) during Mark Lucas' tenure or a negative compound annual decline rate of (22.4%)



Source: CapitalIQ.

Stock Price Underperformance Against Peers in Every Period



1-Year Performance

- IMN: -28%
- '15 Peer Group: -1%
- '14 Peer Group: 26%

2-Year Performance

- IMN: -24%
- '15 Peer Group: 23%
- '14 Peer Group: 54%

3-Year Performance

- IMN: -47%
- '15 Peer Group: 22%
- '14 Peer Group: 45%

4-Year Performance

- IMN: -68%
- '15 Peer Group: 18%
- '14 Peer Group: 21%

Current CEO Tenure Performance

- IMN: -70%
- '15 Peer Group: 27%
- '14 Peer Group: 65%

Source: CapitalIQ.

Financial Performance under Mr. Lucas' Tenure



Net Revenue Growth (4 Yr CAGR)[1]

- 25% '15 Peer Group
- 21% '14 Peer Goup
- -16% IMN

Gross Profit Growth (4 Yr CAGR)[1]

- 31% '15 Peer Group
- 23% '14 Peer Goup
- -12% IMN

TBV Growth (4 Yr CAGR)[1]

- 1% '15 Peer Group
- 2% '14 Peer Goup
- -24% IMN

Change in EBITDA Margin ('10 – '14)

- 2% '15 Peer Group
- -6% '14 Peer Goup
- -9% IMN

Change in SG&A Margin ('10 –'14)

- 10% IMN
- 20% '15 Peer Group
- -8% '14 Peer Goup

Change in Return on Capital

- 7% '15 Peer Group
- 13% '14 Peer Goup
- -13% IMN

Source: CapitalIQ.

(1) Four year CAGR calculated from when Mr. Lucas was appointed CEO in 2010 to the fiscal year ended 2014.

Note: Peer group metrics calculated based on the arithmetic mean of the peer group members' relevant metrics.

The Last Two Years Have Deteriorated

Net Revenue Growth (2 Yr CAGR)[1]



Gross Profit Growth (2 Yr CAGR)[1]



TBV Growth (2 Yr CAGR)[1]



2014 EBITDA Margin



2014 SG&A Margin (% of Revenue)



2014 Return on Capital



Source: CapitalIQ.
(1) 2 year CAGR calculated from 2012 to 2014.
Note: Peer group metrics calculated based on the arithmetic mean of the peer group members' relevant metrics.

Performance has Deteriorated Since Mr. Lucas Became CEO

- Since the onset of Mr. Lucas' tenure, revenue has declined by a nearly (16%) compound annual decline rate since 2010, despite significant investment in R&D and acquisitions







Source: CapitalIQ.
Note: Dollars in millions.

The Last Two Years Have Deteriorated

CLINTON GROUP

- Over the last two years, Imation has seen a further deterioration in its operating performance across many metrics
  – Revenue has fallen by 21% between Q4 ‘14 and Q3 ‘13 on a last twelve month basis
  – Furthermore, Imation has failed to report either positive operating income or returns on equity on a last twelve month basis over the past six quarters

Revenue - LTM



$927
$861
$815
$782
$765
$730
Q3 '13
Q4 '13
Q1 '14
Q2 '14
Q3 '14
Q4 '14

Operating Income - LTM



Q3 '13
Q4 '13
Q1 '14
Q2 '14
Q3 '14
Q4 '14
($63)
($21)
($26)
($47)
($35)
($57)

Return on Equity - LTM



Q3 '13
Q4 '13
Q1 '14
Q2 '14
Q3 '14
Q4 '14
-12%
-6%
-7%
-13%
-25%
-38%

Source: CapitalIQ.
Note: Dollars in millions. All figures in last-twelve-months as of the listed quarter. Operating income and income from continuing operations exclude one-time restructuring and write-down costs.

Costs Are Bloated; Historical Cost Reductions are Unobservable

- "we embarked on a restructuring program that has taken out over $100 million in legacy costs…" *(Imation's 2015 Preliminary Proxy)*

Result:	Our Take:

- SG&A increased 1,000 basis points from 2010 to 2014

- SG&A should be reduced to keep pace with expected revenue declines
- Trend has worsened Q3 to Q4 '14

- Imation's R&D is up 15% on an absolute basis since 2010 with unobservable impact to revenue

- R&D should have a payback manifesting in revenue growth
- Trend has worsened Q3 to Q4 '14

- Imation has averaged $14.0 million per year in restructuring expenses

- Restructuring should be one-time and yet it occurs annually
- The impairments are an indictment of the historical acquisition strategy

SG&A as % of Revenue



R&D as % of Revenue



Cumulative Restructuring Expenses / Impairments ($ mm)



Evaluating Execution Against Management's Plan: Traditional Storage

CLINTON GROUP

Management's Plan

Imation's January 2012 Presentation - Page 15



We have three distinct product areas with three separate strategies
imation
Traditional Storage
Secure & Scalable Storage
Audio & Video Information
Generate cash and improve return on assets in Tape through a strategic partnership, and harvest the Optical business
Radically transform this segment by significantly growing both revenue and gross margin through a series of small/medium acquisitions
Grow both revenue and gross margin through a continuation of our internal re-skilling efforts and focus on differentiation
Declining
Targeting rapid growth
Targeting growth

Traditional Storage
(Optical & Magnetic)

Generate cash and improve return on assets in Tape through a strategic partnership, and harvest the Optical business

- Optimize profitability and cash in declining markets
- Stabilize gross margins in Optical in light of recent cost volatility
- Continue multi-brand strategy on both tape and optical
- Maintain market share position

Declining

Actual Results – Optical Media / Tape

- We believe Imation has maintained its dominant market share in optical media. However, the business is declining 25-30% a year making supply chain management and expense management challenging
- There is ongoing litigation in the EU related to royalty payments contributing $1 million per year in expense
- Tape unit sales are flat to down as continuous capacity per tape continues to increase
- Imation has no proprietary IP in tape and is not a member of the LTO Consortium, and Fuji Corp. is launching a barrium ferrite technology which may disrupt the industry

Historical Tape / Optical Revenue ($ Millions)



$800
$600
$400
$200
$0
$609
$348
$512
$327
$427
$286
$295
$231
$219
$197
2010
2011
2012
2013
2014
Optical Media
Magnetic Tape

Our Take:

Fully burdened for corporate overhead, we are suspicious whether these two business lines are contributing positive cash flow to the overall enterprise.

Evaluating Execution Against Management's Plan: Audio / Video Information

CLINTON GROUP

Management's Plan

Imation's January 2012 Presentation - Page 15



We have three distinct product areas with three separate strategies
imation
Traditional Storage
Secure & Scalable Storage
Audio & Video Information
Declining
Targeting rapid growth
Targeting growth

Audio & Video Information
(Digital Audio & Accessories)

Grow both revenue and gross margin through a continuation of our internal re-skilling efforts and focus on differentiation

- Launch differentiated products and rationalize low margin businesses
- Focus on high margin categories in digital audio and accessories at mass merchants and big-box retailers
- Direct resources primarily to digital audio and accessories

Targeting growth

Actual Results

- Management has backed away from the consumer business
- The audio group has experienced recent growth due to interest in the Company's bluetooth products
- Imation is reliant on the TDK brand, and management has attempted to develop their owned Trek brand

Audio/Video Revenue ($ Millions)



$250
$200
$150
$100
$50
$0
$224
$193
$161
$43
$51
2010
2011
2012
2013
2014
Audio/Video

Our Take:

It took the Board and Management several years to determine what most outsiders thought – developing a low margin consumer business, without brand equity, IP or a distribution advantage is difficult.

Evaluating Execution Against Management's Plan: Secure and Scalable Storage

CLINTON GROUP

Management's Plan

Imation's January 2012 Presentation - Page 15

We have three distinct product areas with three separate strategies
imation
Traditional Storage
(Optical & Magnetic)
Secure & Scalable Storage
(Flash & HDD)
Audio & Video Information
(Digital Audio & Accessories)
Generate cash and improve return on assets in Tape through a strategic partnership, and harvest the Optical business
Radically transform this segment by significantly growing both revenue and gross margin through a series of small/medium acquisitions
Grow both revenue and gross margin through a continuation of our internal re-skilling efforts and focus on differentiation
• Optimize profitability and cash in declining markets
• Stabilize gross margins in Optical in light of recent cost volatility
• Continue multi-brand strategy on both tape and optical
• Maintain market share position
• Invest organically and inorganically
• Secure storage
• RDX
• Scalable storage
• Launch differentiated products and rationalize low margin businesses
• Focus on high margin categories in digital audio and accessories at mass merchants and big-box retailers
• Direct resources primarily to digital audio and accessories
Declining
Targeting rapid growth
Targeting growth
15 Imation: Storing, Protecting and Connecting
Strategies

Secure & Scalable Storage
(Flash & HDD)

Radically transform this segment by significantly growing both revenue and gross margin through a series of small/medium acquisitions

- Invest organically and inorganically
  - Secure storage
  - RDX
  - Scalable storage

Targeting rapid growth

Actual Results

- Acquisitions have been unsuccessful, and it is unclear to us what Imation's product roadmap is that combines the acquired technology into a cohesive and exciting technology
- RDX appears to be a loser. Iron Key/Windows to Go has been below expectations. What's the future of Nexsan?

Acquisitions

Company	Product / Feature	Measuring Success
MXI SECURITY	• Stealth Zone platform for secure environments	• $8 million impairment of Mobile Security in Q2 2014
IRONKEY	• Secure mobile data and workspaces	• Growth has not matched initial expectations
ENCRYPTX	• Encryption and software security solutions	• Growth has not matched initial expectations
NEXSAN	• Disk-based storage systems	• $35 million goodwill impairment charge • Management turnover

Most Recent Example of Poor Capital Allocation

Nexsan Has Underperformed, Cost More Money than Expected and Led to a $35 million Writedown

Transaction Summary

- Nexsan is a provider of disk-based storage systems for mid-sized organizations

- After Nexsan's failed IPO attempt, Imation acquired the Company in January 2013

- Purchase Price: $120 million, including $105 million in cash

- Valuation: ~1.5x revenue

- Venture capital backed



Nexsan's Strategy from their S-1 (March 2011)

- Provide an optimal entry point for mid-sized organizations with a multi-tiered, scalable architecture that can expand with the customers' requirements

- Offer enterprise-class reliability, accessibility, integrity and security of stored data

- Provide industry-leading densities, which reduce the overall storage footprint and the total cost of ownership

- Provide products through global channel network

What We Believe Imation's Lofty Goals Were

- We believe Imation intended on buying a standalone disk based storage company which they could "plug and play" into their existing enterprise and benefit from its organic growth

- We believe Imation's management believed that Nexsan was cutting-edge technology that would differentiate itself by its feature set, performance and capability

- We believe Imation's management believed that Nexsan would command a premium multiple like companies such as Violin Memory and Nimble Storage

What Should Have Been "Plug and Play" Has Cost More

- "Well, we have recruiters and both internally, externally working right now where we are looking at expanding the domestic sales force." *(Scott Robinson, Q1 2014 Earnings Call on April 30, 2014)*

- "In late 2013, we started investing in Nexsan by aggressively hiring technical support and sales talent, introducing new products and promoting Nexsan solutions globally." *(Mark Lucas, Q4 2013 Earnings Call on February 7, 2014)*

- "As we said previously, since we purchased Nexsan just a year ago, we have started investing in sales and channel initiatives. Specifically in this first quarter, we hired over 30 new sales, engineering and support professionals including new sales management in key geographies." *(Mark Lucas, Q3 2014 Earnings Call on November 4, 2014).*

Optimism for Nexsan Met with Poor Execution

What Management Said	**Results**

- "Imation's acquisition of Nexsan is an exciting next step in our strategic transformation, which includes investing in *growth* platforms in data storage and security solutions, where we are targeting markets with strong *growth* rates." *(Mark Lucas, 1/2/13, Press Release, emphasis added)*
- "they're a healthy, *growing* company." *(Paul Zeller, 1/2/13, Minnesota Star Tribune report, emphasis added)*



- 2013 Nexsan revenue declined (12.6%) from 2012
- 2014 Storage and Security Solutions revenue declined (6.8)% from 2013
- "While Nexsan is not yet achieving this anticipated growth rate, we know that customers are faced with managing an ever growing amount of data" (*Mark Lucas, Q3 2014 earnings call*)

- "the combination of Nexsan's products, technologies, and talented teams with Imation's global reach and infrastructure will be an excellent accelerator for our growth strategy in storage solution"   *(Mark Lucas, 1/2/13, Press Release)*
- "Nexsan is already generating positive cash flow, and we expect to enhance that. Nexsan will improve our results in terms of top-line trajectory and profitability." *(Paul Zeller, 1/2/13, Minnesota Star Tribune report)*



- Nexsan had a loss from continuing operations of ($9.4) and ($3.7) million in 2011 and 2012, respectively
- Imation added $35.1 million and $11.3 million in SG&A in each of 2013 and 2014, respectively

What We Believe Went Wrong

- Limited storage experience on the Board of Directors
- CEO has little data storage experience required to lead an identification and due diligence process

- Management thought it was a "plug and play" addition
- CEO allowed Nexsan's management to operate independently[1]

- Flawed "go-to market" strategy
- Imation's salesforce did not match direct sales and channel assist model required for success

(1)   Source: Q1 2014 Earnings Call on April 30, 2014. "We pretty much let Nexsan operate independently through the majority of 2013 and towards the end, we worked with Philip Black to put in an investment scenario where we're adding a lot of people across the organization which we started doing at the end of Q4 and really got into it heavily in Q1," said Mr. Lucas.

Nexsan – Life as a Small Storage Company

Comparison of Nexsan and a Key Competitor

Our Beliefs

- As a standalone entity since its inception, Nexsan did not possess differentiated technology in "spinning disk" compared to its peers

- Nexsan was able to grow into an $80 million revenue enterprise because of its channel relationships and go-to-market strategy

- "Spinning Disk" technologies are commoditized, and the value add is in software and solutions that solve specific problems

- A small technology player like Nexsan can survive with a differentiated product, but a go-to-market strategy must also be sound to succeed given the scale of companies such as IBM, NetApp and EMC

	NEXSAN	EMC²
Product Name	NST6000	VNXe3300
System Form Factor	6U	6U
Max Raw Capacity	259.2TB up to 46 drives	360TB up to 40 drives
System CPU	Xeon 24 Cores	Xeon Quad Core
Base 1GB/s Ports per Controller	4	4
Max LUN Size and LUNs per Target	64TB @ 255 LUNs	2TB @ 512 LUNs
Maximum Single File Size	16TB	16TB
Drives Supported	Up to 46	Up to 40 (15 3.5" + 25 2.5")

Our Take:

- Nexsan lacks product differentiation compared to EMC, NetApp and others to surmount its limitations as a subscale entity

Source: Imation's and EMC Corp.'s websites.

Recent Performance vs. Analyst Estimates

Management Acknowledges Underperformance

- "We have not yet achieved our previously forecasted year-over-year growth.- *Scott Robinson, Q3 '14 Earnings Call*

- "We have been somewhat disappointed that we have not been able to grow year-over-year and that while we're growing sequentially, the year-over-year growth has not yet come… we noted that our global growth was a little bit slower than we originally anticipated" - *Scott Robinson, Q3 '14 Earnings Call*

- "Nexsan is not yet achieving its anticipated growth rate." – *Mark Lucas, Q3 '14 Earnings Call*

Analysts Pessimistic About Management Capability

- "We believe the announcement of the adviser engagement was part show and part pragmatism." - *Lake Street Capital Advisors, 2/10/15*

- "Our BUY rating is based less on the hope of a rapid return to profitability and more on the salvage value of this $130 million market cap company." - *Lake Street Capital Advisors, 7/31/14*

Imation Performance vs. Analyst Estimates

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014
Normalized EPS					
Actual	-$0.36	-$0.35	-$0.42	-$0.30	-$1.43
Consensus	-$0.32	-$0.30	-$0.35	-$0.21	-$1.31
Actual vs Consensus	**-$0.04**	**-$0.05**	**-$0.07**	**-$0.09**	**-$0.12**

Source: CapitalIQ.

Management's Goals and Results On Its Own Scorecard

- Imation has meaningfully missed almost all of the financial performance goals laid out in its strategic plan from February 2011

Long Term Goals	Status as of 2014	Achieved
20%+ Gross Margins	Gross margins were 19.0% in 2014	**X**
Operating Margins 4-5%	Negative Operating Margins in 2012, 2013 and 2014	**X**
Return on Invested Capital of 10%+	Negative Return on Invested Capital in 2012, 2013 and 2014	**X**
Mid Term Goals		
Return to top-line growth by the end of 2012	Negative revenue growth in 2012, 2013 and 2014	**X**







Source: Capital IQ and Company Filings.

Mr. Lucas' Assessment on the Turnaround

CEO's Declaration	Source	Positive Stock Performance Since?	Return to Revenue Growth?	Return Beat Peers?
"In the short term, the [stock] market probably doesn't like what we're doing. But we have new investors coming in who are very excited."	*Twin Cities Business Journal*, 1/1/12	No	No	No
"We are mid-way through this transformation and we continue to execute on the initiatives we laid out in 2011. The actions we are taking are designed to build a platform for long-term growth and improved operating margins."	Q1 2012 Earnings Call	No	No	No
"We've planned that 2012 would be a year of transition for us building a platform for long-term growth and improved operating margins. We're making steady progress on our strategy as reflected in our gross margin improvement. We're seeing good traction in our strategic growth products. And we remain very focused on our goal of returning Imation to a revenue growth as we exit 2012."	Q2 2012 Earnings Call	No	No	No
"Given the softness in our business and the macroeconomic headwinds, it is now not likely that Imation will return to total company revenue growth in the near term. However, I don't want a tough quarter to mask the progress we've made in developing and launching higher margin products."	Q3 2012 Earnings Call	No	No	No
"We are making dramatic changes in this company."	Q4 2012 Earnings Call	No	No	No
"Clearly we are on the right track."	Q1 2013 Earnings Call	No	No	No
"I am optimistic about the Company's long-term prospects."	Q2 2013 Earnings Call	No	No	No
"While this is encouraging, we have not yet reached an inflection point in our transformation, as sales in our growth products have not yet offset secular revenue decreases in our legacy businesses."	Q1 2014 Earnings Call	No	No	No

Board Decisions Have Destroyed Value



Board Responsibility	Decision Made	Consequences for Stockholders
Setting Strategy	Data Storage, Protection and Connectivity Strategic Plan in 2011	▪ -63% shareholder returns since January 2011
Approving Acquisitions	Memorex, TDK Life on Record, MXI, Nexsan	▪ $326 million in write-downs, impairments and restructuring charges since 2012
Ensuring Overseeing Operations and Efficiency	The Board has reiterated its support for Mark Lucas	▪ Negative revenue growth in 2012, 2013 and 2014 ▪ Negative Operating Margins in 2012, 2013 and 2014
Driving Capital Allocation Decisions	Acquisitions and investments in operating losses	▪ Balance sheet has worsened under the Lucas tenure ▪ Negative ROIC in 2012, 2013 and 2014

Is the Current Board Equipped to Evaluate Corporate Strategy?

- While the Directors may be fine executives in their fields, we believe a majority of the independent directors lack the expertise in the Company's industry of focus, which is necessary to address the current problems of Imation

Director	Business Experience	Traditional Storage	Secure & Scalable Storage	Audio & Video Information
Geoff Barrall	CEO, Connected Data, Inc.	✓	✓	✓
Anthony Brausen	SVP, Finance, The Mosaic Company	X	X	X
William LaPerch	President, LaPerch Consulting, LLC	X	X	X
Mark E. Lucas	President and CEO, Imation Corp.	✓	✓	✓
L. White Matthews, III	Former EVP and CFO of Ecolab, Inc. and Union Pacific Corporation	X	X	X
David B. Stevens	Former CTO and VP, Corporate Development Brocade Communications Systems, Inc.	✓	✓	✓

Executive Compensation During Mark Lucas' Tenure

- Since 2010, the Company has paid its named executive officers ("NEOs") a total of $37.9 million or 88% of the Current Enterprise Value – an average of nearly $9.0 million per year
  - Mr. Lucas represents 40.0% of the total compensation

Executive	Title	Salary	Bonus	Stock/Option Rewards	All Other	Total
Total						
Mark E. Lucas	CEO	$3,678,810	$4,396,970	$6,940,754	$444,350	$15,460,884
Robinson/Zeller[1]	CFO	2,965,936	1,623,134	2,739,924	1,084,184	8,413,178
Breedlove/Sullivan	General Counsel	1,524,972	805,899	862,772	844,940	4,038,583
Gregory J. Bosler	President, Consumer	1,809,991	1,526,215	1,643,948	331,596	5,311,750
R. Ian Williams[2]	President, Tiered Storage	606,546	750,575	369,755	56,242	1,783,118
Subodh K. Kulkarni[3]	CTO	645,321	203,623	751,079	76,367	1,676,390
James C. Ellis[4]	VP, M&A	539,566	149,548	436,000	95,511	1,220,625
Total		$11,771,142	$9,455,964	$13,744,232	$2,933,190	$37,904,528
Average Per Year						
Mark E. Lucas	CEO	$735,762	$879,394	$1,388,151	$88,870	$3,092,177
Robinson/Zeller[1]	CFO	593,187	324,627	547,985	216,837	1,682,636
Breedlove/Sullivan	General Counsel	304,994	161,180	172,554	168,988	807,717
Gregory J. Bosler	President, Consumer	361,998	305,243	328,790	66,319	1,062,350
R. Ian Williams[2]	President, Tiered Storage	303,273	375,288	184,878	28,121	891,559
Subodh K. Kulkarni[3]	CTO	215,107	67,874	250,360	25,456	558,797
James C. Ellis[4]	VP, M&A	269,783	74,774	218,000	47,756	610,313
Total		$2,784,105	$2,188,379	$3,090,717	$642,346	$8,705,547

(1) Mr. Zeller left Imation in August 2014.
(2) Mr. Williams was not a named officer in 2010 to 2012, so his information is not available.
(3) Mr. Kulkarni left Imation in June 2012.
(4) Mr. Ellis left Imation in October 2011.

Board Compensation During Mark Lucas' Tenure

CLINTON GROUP

- Since 2010, the Company has paid its Board of Directors a total of $9.8 million or 22.2% of the Current Enterprise Value – an average of $2.0 million per year
  - Mr. Matthews represents 20.0% of the total compensation

Director	Cash	Stock Awards	All Other	Total	Avg. Per Year	2014 Pay
Total						
L. White Matthews, III	$767,161	$1,178,331	$52,800	$1,998,292	$399,658	$435,161
Geoff S. Barrall[(1)]	15,247	65,685	-	80,932	-	80,932
Anthony T. Brausen[(2)]	56,916	129,851	-	186,767	-	186,767
William G. LaPerch	197,292	434,384	-	631,676	260,341	266,682
David B. Stevens	220,640	525,000	-	745,640	246,320	246,140
All other	1,964,766	3,979,570	204,486	6,149,318	-	461,354
Total	$3,222,022	$6,312,821	$257,286	$9,792,625		$1,677,036
Total						
2014 Class	$509,000	$1,158,036	$10,000	$1,677,036		
2013 Class	608,500	1,137,500	20,000	1,766,000		
2012 Class	716,733	1,306,268	51,500	2,074,501		
2011 Class	647,507	1,176,776	86,986	1,911,269		
2010 Class	740,282	1,534,241	88,800	2,363,323		
Total	$3,222,022	$6,312,821	$257,286	$9,792,129		

- Total compensation per director increased from $267,731 in 2010 to $315,994 in 2014, an increase in 18%[3]

(1) Dr. Barrall joined the Board in December 2014.
(2) Mr. Brausen joined the Board in August 2014.
(3) Calculated by taking the Board Compensation for Directors serving a full year in the relevant period divided by the number of Directors serving a full year.

Cumulative Board and Executive Compensation vs. Market Cap

- Since the onset of Mr. Lucas' tenure as CEO, the decline in market value of equity is $301.2 million, versus total compensation to the Board of Directors and NEOs of $47.7 million



Cumulative Compensation (Actual Dollars) vs. Declining IMN Market Value ($ mm)

The Board's Views on Bonus Payments

CLINTON GROUP

2014 Bonus Compensation Does Not Seem to Match Shareholder Value Creation – Payouts over 100%++ of Base

Executive	Title	Bonus	Target	Payout as % of Base
Total				
Mark E. Lucas	CEO	$2,340,785	EBITDA ($36.5) million;	Payout 126%;
Robinson/Zeller[(1)]	CFO	692,684	FCF ($38.3 million);	Above target for EBITDA: Actual ($20.6) million
John P. Breedlove	General Counsel	390,556	Certain portion of TSS Revenue $105.6 million	Above target for FCF: Actual ($4.1) million
Gregory J. Bosler	President, Consumer	802,494	EBITDA of $16.7 million, FCF of $21.7 million	Payout 185%; Above target in both
R. Ian Williams	President, Tiered Storage	432,925	EBITDA of ($27.5) million, other revenue	Payout 104%; Above target in EBITDA, missed other targets
Total		$4,659,444		

Our Take:

- **Imation's stock price was down (19.0%) in 2014 or a reduction in market capitalization of $38.2 million**
- Imation's revenue declined 15.3% year over year
- According to CapitalIQ, EBITDA decreased from $3.5 million in 2013 to ($35.0) million in 2014
- For 2014, CapitalIQ and Bloomberg calculate EBITDA of ($35.0) million and ($39.9) million, respectively, versus the amount used to calculate the payout – ($20.6) million
- Imation should not be rewarding its executives for free cash flow including working capital as working capital produces cash in a declining business
- The sum of Consumer and Tiered Storage EBITDA do not take into account corporate allocations

2014 Executive Comments Suggest Another Outcome:

- "Storage and Security Solutions, however, also declined by 23%.... Our revenues were impacted by general softness in IT spending. We had fewer larger deals, especially compared to the first quarter of 2013 and saw some continuing softness in Fed business." (Mark Lucas, Q1 2014 Earnings Call on April 30, 2014)
- "While Nexsan is not yet achieving its anticipated growth rate, we know that customers are faced with managing an ever-growing amount of data." (Mark Lucas, Q3 2014 Earnings Call on November 4, 2014).
- "…Nexsan revenues did not match year-ago levels." (Scott Robinson, Q3 2014 Earnings Call on November 4, 2014)

(1) Mr. Zeller left Imation in August 2014.

Has Bonus Pay Been Aligned with Shareholder Results?

Bonus Compensation Does Not Seem to Match Shareholder Value Creation

Executive	Bonus	Total Comp	Bonus Payout as % of Base	Stock Price Performance
Mark E. Lucas				
2014	$2,340,785	$4,796,515	Payout 126%	-19.0%
2013	1,379,433	2,416,014	Payout 75%	0.2%
Total '10-'14	$4,396,970	$15,460,884		-69.0%
Total NEOs				
2014	$4,659,444	$11,187,745	Payout 126% for Executives, 185% CSA segment performance, 104% TSS segment performance	-19.0%
2013	$3,090,388	$6,227,276	Payout 75% for Executives, 165% CSA segment performance, 121% TSS segment performance	0.2%
Total '10-'14	$9,455,964	$37,904,528		-69.0%

One Example – 2013 Bonus Compensation Factors:

- Imation's corporate performance exceeded the liquidity target and did not meet the target with respect to full-year EBITDA

- The CSA business unit performed over target with respect to net revenue, over target with respect to direct operating income and over target with respect to days of inventory supply

- The TSS business unit performed below target with respect to net revenue, near target with respect to direct operating income and over target with respect to days of inventory supply

Our Take:

- Imation's liquidity target was $125 million, and cash as of year-end 2012 was $108.7 million and there was a $170 million revolver

- The CSA business unit was down 24.7% in revenue year over year

- The TSS business unit was up 3.0% in revenue year over year, despite the Nexsan acquisition, which historically had $80 million in revenue per year prior to Imation's ownership

Imation's Change of Control Payments – "Single Trigger"

CLINTON GROUP

Stated Intent or Policy	Our Group's Observations
• The Company awards change of control severance payments to executives in both "Single Trigger" and "Double Trigger" Circumstances	• We do not believe that Executives should be rewarded in the event they retain their employment following a change of control • Single Trigger plans are antiquated and unjust
• "Change of Control" is defined as (i) a shareholder purchasing 35% of the stock, (ii) incumbent directors no longer constituting a majority of the Board of Directors, (iii) dissolution of the company and (iv) a merger or sale of the Company	• Only (iv), a sale or merger of the Company, should trigger a change of control • Executives should not be rewarded for a dissolution of the Company. A threshold of 35% on shareholder purchases is effectively a poison pill • Changing a majority of the Board seems contradictory to the Company's staggered board of Directors and is one example of entrenchment
• In the Company's 2015 Preliminary Proxy dated March 16, 2015, the total "Single Trigger" payments total \$8.2 million of which \$4.8 million is due to Mr. Lucas • In the Company's 2015 Preliminary Proxy dated March 27, 2015, the total "Single Trigger" payments total \$4.7 million of which \$2.7 million is due to Mr. Lucas • The Company's "Double Trigger" payments total \$8.6 million of which \$4.2 million is due to Mr. Lucas	• There is no disclosure of changes to the plan between the two proxy filings • *Which is the correct amount?* • The "Double Trigger" payments comprise 19% of the Company's total enterprise value
"We believe that companies should provide reasonable severance benefits to executive officers due to the fact that it may be difficult for executives to find comparable employment within a short period of time." (2015 Definitive Proxy Statement)	• We do not believe this statement makes any sense given the Company's "Single Trigger" Policy









Peer Comparison

- Imation's Compensation Committee repopulated its peer group for 2015

- 2015 Proxy peers have a market cap and an annual revenue of $432 million and $516 million, on average; and 2014 Proxy peers have a market cap and an annual revenue of $9.4 billion and $4.9 billion, on average

- Average total director pay for directors serving a full year at Imation totaled $315,994 in 2014, far in excess of the average for the 2015 peer group

| Company | Ticker | Mkt Cap[2] 12/12/2014 | 2014 Revenue[2] | 2014 Avg. Director Comp.[3] | | | Return During Lucas Tenure |
				Cash	Non-Cash	Total	
Plantronics, Inc.	PLT	$2,219	$873	$74	$127	$201	96%
VOXX International Corporation	VOXX	196	775	71	1	72	21%
Electronics for Imaging, Inc. [1]	EFII	2,051	790	57	250	307	276%
CommVault Systems, Inc.	CVLT	2,191	614	72	533	606	126%
Quantum Corporation	QTM	432	533	62	116	177	(34%)
Silicon Graphics International Corp.	SGI	325	516	66	133	200	17%
Cray Inc. [1]	CRAY	1,319	562	59	83	142	619%
iRobot Corporation [1]	IRBT	1,006	557	47	110	157	115%
QLogic Corp.	QLGC	1,048	503	76	136	212	(31%)
Emulex Corporation	ELX	376	424	60	127	187	(53%)
Dot Hill Systems Corp.	HILL	258	218	81	48	128	158%
Nimble Storage, Inc.	NMBL	2,021	228	56	110	165	NM
Violin Memory, Inc.	VMEM	424	79	16	535	551	NM
Carbonite, Inc. [1]	CARB	369	123	25	123	148	NM
Falconstor Software Inc.	FALC	59	46	37	15	52	(62%)
Peer Group Median		$432	$516	$60	$123	$177	58%

- Excluding the Mr. Matthews' compensation in 2014, directors serving a full year totaled $256,411

- In the peer comparison group, for companies with market capitalizations under $300 million, the average total director compensation for 2014 was $84,128

Source: Company filings.
Note: For consistency, average compensation figures exclude board members whose tenures fall below 50% of the fiscal year. All dollars in millions.
(1) Companies denoted have yet to file their 2015 proxy statements containing 2014 Director compensation, therefore 2013 Director compensation figures were used in calculating average compensation.
(2) Dollars in millions.
(3) Dollars in thousands.

Stock Ownership Among Directors and NEOs

Imation's Policy:

- NEOs have five years to meet their ownership guidelines of a multiple of base pay
- CEO - 3x, CFO - 2x, SVPs and VPs - 1x
- There are no guidelines for Board Members
- Ownership includes <u>vested restricted stock</u>

Our Take:

- The guidelines for stock ownership should only be related to open market purchases
- The guidelines should also apply to Directors
- Since the onset of Mr. Lucas' tenure as CEO, there have been a total of $323,192 worth of open market purchases compared to total compensation of $47.7 million
- No independent director has purchased shares in the open market in the last five years

The Current Board's Open Market Share Purchases (Actual Dollars) vs. Declining IMN Market Value ($ mm)



Other Troubling Features of the Company's Compensation Practices CLINTON GROUP

Stated Intent or Policy		**Our Group's Views**

- The Board spent $310,700 in 2014 on advice from a compensation consultant, AonHewitt
- Management spent $57,000 on consulting from AonHewitt



- $367,700 for compensation advice is excessive
- Given the fee amount, AonHewitt may be conflicted

- 2015 Proxy peers have a market cap and an annual revenue of $432 million and $516 million, on average
- 2014 Proxy peers have a market cap and an annual revenue of $9.4 billion and $4.9 billion, on average



- The Company's market capitalization is $138.1 million
- We believe changing the peer group was an obvious thing to do and long overdue

- Both Glass-Lewis and ISS recommended a vote against the 2014 Say on Pay Proposal
- "A vote AGAINST this proposal is warranted" "the redesigned program features extremely reduced goals and an alternative metric that provides rewards in case the full-year goal is unattained." (2014 ISS Report)



- The 2014 advisory vote on compensation practices yielded 16.6 million votes against compared to 16.7 million votes in favor
- *How did Board respond to the 50.1% Say on Pay Voting Result?*
- <u>The Executive Team had compensation increase from $6.2 million in 2013 to $11.2 million in 2014</u>

Imation made the following recent changes to their Board Compensation:
- Non-Executive Chairman reduced from $87,500 to $50,000
- Elimination of Meeting Fees
- Annual equity grants reduced from $175,000 to $150,000 for directors, and reduced the Chairman's grant from $87,500 to $50,000
- Elimination of $7,500 matching gift



- We believe these changes were solely due to shareholder pressure
- The Chairman's prospective compensation in 2015 will be $310,000
- Depending on the chairmanship of a committee, director compensation will range from $210,000 to $225,000
- **We believe this is still excessive**

Derivative Action in Delaware Chancery Court

CLINTON GROUP

EFiled: Feb 09 2015 03:31PM EST
Transaction ID 56744765
Case No. 10626-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SPEAR POINT CAPITAL FUND LP and SPEAR POINT TV RAVEN LP, derivatively on behalf of IMATION CORP.,

Plaintiffs,

v.

MARK E. LUCAS, L. WHITE MATTHEWS III, DAVID B. STEVENS, WILLIAM G. LAPERCH, ANTHONY T. BRAUSEN, and DR. GEOFF BARRALL,

Defendants,

-and-

IMATION CORP., a Delaware corporation,

Nominal Defendant.

Civil Action No. ____________

VERIFIED STOCKHO
FOR BREACH OF
CORPORATE ASSE

Plaintiffs, Spear Point Cap (plaintiffs and their affiliates are r attorneys, submit this Verified S Fiduciary Duty, Waste of Corpo defendants named herein.

NATURE AND SUMMARY OF THE ACTION

1. This is a shareholder derivative action brought by plaintiffs on behalf of nominal defendant Imation Corp. ("Imation" or the "Company"). Plaintiffs bring this action, *inter alia*, to halt defendants' illegal self-dealing and breaches of fiduciary duty.

2. In particular, Imation's Board of Directors (the "Board") grossly overcompensates its members in relation to companies of comparable market capitalization and size and it fails to take into account of any relevant metrics, such as revenue and profit, in setting its compensation. In fact, despite the Company's persistently and steadily declining revenue and continued losses over the past few years, Imation pays its non-employee directors 131% more than its peers.

3. Plaintiffs bring this action to recoup the excessive compensation the Director Defendants (as defined herein) awarded themselves and impose meaningful corporate governance reforms that will both restrict the Board's ability to award itself excessive compensation and tie elements of compensation to the success and long-term interests of the Company.

THE PARTIES

4. Spear Point was a stockholder of Imation during the period of wrongdoing complained of, has continuously been a stockholder since that time, and is a current Imation stockholder. Spear Point currently holds 489,399 shares of

2

- According to the Company's 2014 Form 10-K Filing, Spear Point Capital and its affiliates have filed a complaint in Delaware Chancery Court alleging:
  - Breach of Fiduciary Duty
  - Waste of Corporate Assets
  - Unjust Enrichment
- The Defendants are the Board Members of the Company

"Plaintiffs bring this action, *inter alia*, to halt defendants' illegal self-dealing and breaches of fiduciary duty."

"The Board grossly overcompensates its members in relation to companies of comparable market capitalization…"

"Plaintiffs bring this action to recoup the excessive compensation the Director Defendants (as defined herein) awarded themselves and impose meaningful corporate governance reforms..."

We Believe A Reconstituted Board Can Right the Ship



Robert B. Fernander
Independent CEO, Storage and Software Industry

CEO Experience in Data Storage

Strategic Product Development

Business Builder

Marketing Expertise

Turnaround Expertise

Barry L. Kasoff
President, Realization Services, Inc.

Restructuring Expertise

Consulting Expertise to Drive Cash Flow in Troubled Businesses

Turnaround Expertise

Joseph A. De Perio
Senior Portfolio Manager, Clinton Group

Investment Focus   An Owner's View

Plan Going Forward

We believe the new Board of Directors will correct previous mistakes



Board Responsibility	Previous Decisions	The New Direction[1]
Setting Strategy	Investing in Data Storage and Security Solutions. Introducing new, secure and scalable storage products	▪ Rehab the overall product strategy and development of Nexsan ▪ Evaluate cash flow generation
Approving Acquisitions	Acquired IronKey, MXI, and Encryptx to improve Security Solutions division. Purchased Nexsan and invested heavily to build Tiered Storage and Solutions division	▪ No additional acquisitions ▪ Additional capital required to sustain recent acquisitions will have high ROIC thresholds ▪ All additional development or capital expenditure projects must have a one year payback
Overseeing Operations and Efficiency	Increases in executive pay, and steady marketing expenses in the face of falling sales	▪ Eliminate wasteful spending ▪ Re-examine all business lines on a fully burdened basis ▪ Recalibrate compensation
Value Creation to Shareholders	An evaluation of a strategic alternatives process was launched after our group went public with its proxy contest	▪ Evaluate all options to realize value on the Company's real estate and patent portfolio; optimize working capital

(1) Plans which our nominees will seek to cause the Company to pursue. Our nominees, if elected, will exercise their fiduciary judgment to determine the best course for the Company. Our nominees, if elected, would constitute 50% of the Company's Board of Directors, and there can be no assurance that our nominees' plans will be effectuated.

Our Nominees' Commitment to an Evaluation Process

	Comprehensive Business Review	**Executive Team Evaluation**
Comprehensive Business	• On-site review of all the business lines with a fresh perspective • Understanding of key revenue drivers and fixed and variable cost drivers in 2015 and 2016 by quarter • Corporate overhead allocations • Planned development expenses, sales infrastructure investment, capital expenditures and working capital • Efficiency metrics • Headcount analysis • Budget versus actual analysis • Fully loaded income statement analysis	• On-site review of all executive personnel • Interviews with business line leaders and key management by functional group • Evaluation of organizational chart and reporting structure • Discussion of near-term goals and longer term goals
Deliverables	• Forecast for each business line for the remainder of the year, high level forecast for 2016 and 2017 • Return analysis for all capital outflows (expense and capitalized) • Corporate overhead forecast	• High level evaluations on strengths and weaknesses of key personnel • Strategy for interim management, and/or a search process, if warranted

We are committed to working with the executive management team and the existing Directors to forge a path forward.

__Our nominees will spend at least two weeks on-site to conduct the evaluation and develop the strategy.__

Reorganization into Two Business Units



Legacy Businesses

- Commercial storage media business
- Consumer storage business
- Audio accessories business

- Appoint Chief Restructuring Officer to lead
- Key property locations include Hoofddorp, Netherlands; Tokyo, Japan; Kings Park, Australia; and Panama City, Panama

- **Our Goal:**
  – Optimize for profitability and maximum cash flow generation
  – Reduce the fixed cost variables to understand the step function in the revenue decline

Disk Storage

- Nexsan
- Imation Mobile Security – IronKey, MXI and Encryptx

- Appoint Business Leader
- Key property locations include Thousand Oaks, California; Campbell, California; Montreal, Canada; and Derby, United Kingdom

- **Our Goal:**
  – Optimize for value of the enterprise with a strategic position in data storage market
  – Minimize the time to deliver profitability
  – Minimize incremental cash investment

Restructuring of Legacy Business Segment

- Our goal of the restructuring process is to deliver a business segment optimized for free cash flow generation from continuing operations and a harvesting of working capital



Evaluation	Action Plan	Optimization and Progress
• Appoint a Chief Restructuring Officer • Engage a third party restructuring consultant • Identify critical financial and operating problems and opportunities • Evaluate employee capability and staffing needs • Evaluate capital expenditure and working capital needs • Evaluate all development expenses and payback • Evaluate price elasticity of legacy products	• Develop comprehensive action plan, which may include: • Decommit manufacturing • Real estate rationalization • Price increases • Headcount reductions • Strategy for LTO-10 • Evaluate next-gen tape technologies • Potential exit strategies for business lines • Working capital monetization	• Continuous management improvement • Improvement of key processes • Evaluate potential exit strategies • Continuous evaluation of optimum expense structures

Implement, Measure and Manage

- Track progress against 13 week rolling cash flow and income statement
- Immediate measures for cost reduction and liquidity improvement

- Ensure profitability and cash flow generation in each year in the future despite secular decline

8-10 weeks   4-6 months

Three Pillars of Our Disk Based Strategy

- Our nominees will commit to evaluating the Disk Based Strategy with an open mind along the following three pillars of strategy

- Our intent is to not disrupt an ongoing turnaround that may be working or any operating momentum in any of the product lines

Protect and Grow Sales Pipeline	"Use Cases" for All Products	A Cost Structure that Works
- Fully vetted go-to-market strategy understanding for all products - Understand existing salesforce's strengths and channel relationships - Design go-to-market around existing infrastructure - Generate IronKey Workspace sales existing team or outside relationships - Understand return on incremental SG&A to support Nexsan **Priortize capital allocation**	- Revenue driven use cases - Understand and test market drivers for Nexsan existing and future product lines - Understand and test market drivers for Ironkey Workspace, Lock and Share and SDMA offerings - Examine feature set and functionality in competitive ecosystem - Revise product roadmap with input from sales and marketing - Examine value of all R&D investments **Prioritize capital allocation**	- Evaluate feasibility of offshoring R&D such as quality assurance - Rationalize real estate footprint - Evaluate OEM relationships to reduce fixed overhead - Eliminate all development expenses that do not have a one year payback - Examine feature set and functionality in competitive ecosystem - Revise product roadmap with input from sales and marketing - Examine value of all R&D investments **Prioritize capital allocation**

Our Views and Approach On Existing Product Platforms



The Premise

- The Assureon 8 solution brings secure automated archiving to mid-sized organizations to optimize storage infrastructure based upon the use of an object store

Key Questions We Have to Evaluate Prospects

- What is the underlying software architecture?
- What markets are available and/or constrained given this architecture?
    - Service Provider, Government, Enterprise, SME,…?
    - Is this a viable SAN replacement product?
    - Is this a viable Big Data Object Store?
    - Can this be used as a next generation Hybrid Storage solution?
    - Can this be sold as software only (software defined storage)?
- What use cases are generating revenue?
- What use cases will generate hypothetical future revenue?
- Are there multi-tenancy features?
- Are there protocol management and tiering features?
- What are the dedupe functions and security features?
- What can this do that NetApp's mid range suite cannot?
- What are its avaliability, performance and scale limitations?
- Can this be sold in the channel? Isn't this a system sale?
- Does the sales & marketing infrastructure match what's needed?
- What is the sales model (channel-assist or direct)?

Our Views and Approach On Existing/Future Product Platforms







The Premise

- SDMA proposes a method to manage high-value data files and protect them from tampering, destruction, loss or leakage. SDMA provides policy management for the protection of high value data

Key Questions We Have to Evaluate Prospects

- Is this a vision or a product?
- If it is a product, when will it be complete and available?
- What is the underlying software/hardware architecture?
- What markets are available and/or constrained given this architecture (Service Provider, Government, Enterprise, SME,…)?
- What use cases will generate hypothetical future revenue?
- Is this a solution sale that requires high touch into the SME?
- Is this a channel sale?
- What is the sales cycle?
- Are we forcing SMEs to pick a remote access device?
- How does this compete with other virtualized desktop infrastructure platforms and server based computing?
- Is it limited to just Windows-based O/S?
- Does this rely on the expansion of Windows 10?
- How does this product platform co-exist with the trend towards "Bring Your Own Device?"

Our Views and Approach On Existing/Future Product Platforms





The Premise

- Windows To Go is a fully manageable, corporate image installed on a bootable certified USB drive

Key Questions We Have to Evaluate Prospects

- How does this compete with other virtualized desktop infrastructure platforms and server based computing?
- How does this product platform co-exist with the trend towards "Bring Your Own Device?"
- What markets are available and/or constrained given this architecture (Service Provider, Government, Enterprise, SME,…)?
- What use cases will generate hypothetical future revenue?
- What is the underlying software/hardware architecture?
- How is this product superior to Spyrus, Kingston and SuperTalent?
- Is this a solution sale that requires high touch?
- Is this a channel sale?
- What is the sales cycle?
- Are we forcing SMEs to pick a remote access device?
- Is it limited to just Windows-based O/S?
- Does this rely on the expansion of Windows 10?

Corporate Overhead Rationalization

- Evaluating the consolidation of the Company's satellite locations

- Rationalization of all critical functions within corporate including finance, legal and investor relations

- The sale or sale/leaseback of the Company's headquarters and relocation within the area to a more moderately sized facility

- Monetization or licensing of the Company's patent portfolio

- Rationalization of the Company's real estate footprint that house sales, R&D and administrative functions

- Elimination of all wasteful spending and reduce perquisites

- Re-examine all expense projects and capital expenditure projects with a threshold of a one year payback

Recalibrating Compensation Practices

- We would propose the following changes to the compensation practices for both executives and Directors

- Our goal would be to get a +90% affirmative vote on "Say on Pay" versus Imation's last year result of 50.1%

- Our nominees will evaluate status of the stockholder derivative action in Delaware Chancery Court and examine the feasibility of certain remedies such as the potential freezing of bonus payments to the executive team and compensation to the Board while the case is outstanding

Proposal for Executive Compensation

- Amend bonus structures to align to shareholder value creation
- Amend stock and option awards to align to shareholder value creation
- Amend change of control agreements to eliminate single trigger
- Minimize use of third party consulting firms and rely on directors' industry expertise
- Stock ownership guidelines tied to open market purchases
- Extensive review of perquisites and other compensation

Proposal for Board Compensation

- All-in compensation of $50,000 per year until shareholder returns achieve certain thresholds

  - No extra payments for meeting fees or interview fees

  - Stock ownership guidelines tied to open market purchases

- Peer group should be market capitalization driven

Proposed Changes to Compensation

- **Our nominees are committed to seeking the following corporate governance changes:**

- Extensive stock ownership guidelines (open market purchases) for all directors and officers commensurate with annual compensation and tenure

- Removal of directors for any reason

- Double triggers for all executive severance arrangements

- Tenure and age restrictions for Board of Directors

- Separation of Chairman and CEO roles

100+ Day Plan

CLINTON GROUP

May 2015

M	T	W	T	F
27	28	29	30	1
4	5	6	7	8
11	12	13	14	15
18	19	**20**	**21**	22
25	26	27	28	29
1	2	3	4	5

June 2015

M	T	W	T	F
1	2	3	4	5
8	9	**10**	11	12
15	16	17	18	19
22	23	24	25	26
29	30	1	2	3

July 2015

M	T	W	T	F
29	30	1	2	3
6	7	8	9	**10**
13	14	15	16	17
20	21	22	23	24
27	28	29	30	31

August 2015

M	T	W	T	F
27	28	29	30	31
3	4	5	6	7
10	11	12	13	**14**
17	18	19	20	21
24	25	26	27	28

On May 20 and May 21

- Newly constituted Board of Directors is elected May 20
- Appoint new Chairman, appoint directors to specific committees
- New Board to meet with existing executive management team and establish short-term goals
- Establish transition team with outgoing Board members (if they will cooperate)
- Establish Executive Committee of the Board
- New Board briefed on strategic alternatives
- New Board briefed on change of control payments due to executives and ongoing Delaware Court litigation

By June 3

- Clinton Nominees have finished their two week business and executive team evaluation
- Evaluate strategic alternatives process, and establish a process to complete, if necessary
- Establish a process to hire a restructuring advisor
- Establish two business segments: Legacy Business and Disk-Based Business
- Finalize reduced Board compensation

By June 3, Continued

- Appoint Interim CEO or Establish Office of the CEO, if necessary
- Formal conference call with all management
- Communicate short-term goals with all direct reports
- Appoint Business Leader for Disk Based Storage

By June 10

- Meet with external auditors
- Meet with all key stakeholders (incl. TDK)
- Meet with all key customer relationships
- Interview various restructuring advisors, negotiate scope and fee
- Hire restructuring advisor and appoint Chief Restructuring Officer
- Conference calls with all management of remote offices

By June 17

- Interim CEO and CRO to present restructuring plan for Legacy Business Segment to the Board
- Interim CEO and Business Leader (Disk) to present business plan and strategy to the Board

By July 10

- Restructuring of Legacy Business Segment well underway
- Complete assessment and review of all executive compensation plans, present to Board for approval
- Interim CEO and CRO to present restructuring plan for corporate expenditure to the Board
- Finish asset by asset review
- Finish top down and bottom up employee reviews and comp structure
- Finish review of corporate policies and procedures
- Finish review of all corporate and property level contracts; finish cost savings plan
- Examine and reinforce product pipelines for all business lines
- Commence search for permanent CEO, if necessary
- Complete product line assessments and "use cases"
- Present detailed product roadmap to the Board

Bu July 31

- Finish rationalization of all R&D activity not core to the Disk Based Business strategy
- Complete detailed product plans with feedback from sales and marketing functions
- Complete strategy around optimum expense structure for Disk Based Business

By December 1

- Name Permanent CEO, if necessary
- Finish restructuring of Legacy Business Segment
- Finish restructuring of Corporate functions
- Complete asset sales, if necessary
- Complete divesture transactions, if necessary
- Complete budgeting process for 2016
- Complete three year strategic plan
- Evaluate returning cash to shareholders and other strategic initiatives

CLINTON GROUP

The Company's Proxy – What We Are Asked to Believe

CLINTON GROUP



Table of Contents

ITEM NO. 1
ELECTION OF DIRECTORS

General Information

Our Board of Directors is currently composed of six directors divided into three classes. The members of each class are generally elected to serve three- year terms with the term of office of each class ending in successive years. Messrs. Lucas, Matthews and Stevens are the three directors serving in Class I with terms expiring at the 2015 Annual Meeting. The three Class I directors have been nominated by the Board of Directors for re- election for a three- year term at the Annual Meeting. Each nominee standing for election has indicated a willingness to serve if elected. However, if the nominee becomes unable to serve before the election, the shares represented by proxy may be voted for a substitute designated by the Board.

Each Class I nominee elected will hold office until the annual meeting of shareholders to be held in 2018 or until his successor has been duly elected and qualified, unless prior to such meeting the director resigns or his directorship becomes vacant due to his death or removal.

Background to the Board's Recommendation in Favor of Imation's Nominees

From 2011 through 2014, our strategic transformation lead to a number of significant changes to both our Board of Directors and our management team. During this period, the Board's efforts to identify and review qualified candidates for Board membership resulted in the addition of highly qualified independent directors who have brought valuable leadership, corporate governance and industry experience to the Board. Two of our directors, Dr. Barrall and Mr. Brausen, joined the Board in 2014. In addition to the fresh perspective that this brings to the Board, we believe these directors also provide our Board with a diverse and complementary mix of experience and significant expertise both in our industries and elsewhere, and that they will continue to contribute substantial leadership and insight from their respective fields to a stronger Board of Directors that will be well- suited to lead Imation into the future.

We believe that each of our three nominees has professional experience in areas that are highly relevant to our strategy and operations and offers valuable leadership skills and diverse insight as we proceed through our strategic transformation. As described in more detail in each director's biography below, our nominees' backgrounds reflect, among others, the following experiences: Mr. Matthews: significant depth and breadth of knowledge in dealing with complex financial and accounting matters, the experience of managing large organizations, including public companies, and providing leadership and management in challenging times; Mr. Stevens: extensive technology experience in enterprise networking, security, computer and data storage industries and Mr. Lucas: significant experience in electronics and data storage businesses and global businesses management and strong change management skills.

We also believe that our three nominees have other attributes necessary to create an effective Board: strong personal and professional ethics, integrity and values; keen vision and long- term strategic perspective; practical judgment and proven decision- making skills; the ability to work in a constructive manner with other Board members; and an unwavering commitment to representing the long- term interests of all our shareholders.

Information Concerning Directors

All of our directors meet the expectations described in the section entitled "*Director Nominations.*" In addition, each director has a particular area of expertise that is of value to Imation and has led to the creation of a well- rounded Board of Directors. Included at the end of each director's biography is a description of the particular experience, qualifications, attributes or skills that led the Board to conclude that each of our directors should serve as a director of Imation.

21

- We have read the Company's definitive proxy dated April 10, 2015
- The document is in total 77 pages (including annexes), 62% of which contains discussion on executive and director compensation
  - Pages 15-20 are devoted to a discussion on director compensation
  - Pages 28-71 are devoted to a discussion on executive compensation
- The highlighted portion to the left is the section entitled, "Background to the Board's Recommendation in Favor of Imation's Nominees"
  - It is the only portion of the document that describes why shareholders should vote to maintain the status quo

"We believe that each of our three nominees has professional experience in areas that are highly relevant to our strategy and operations and offers valuable leadership skills and diverse insight as we proceed through our strategic transformation."

A Summary of Imation's Strategy Transformation

- Over the past nine years, Imation has shifted its strategy twice

- Neither strategy transformation has worked as evidenced by shareholder returns

Previous Strategy - Build a Portfolio of Consumer Brands

Key Components of Strategy	Chairman / CEO	Shareholder Returns
• Desire to be a major player in consumer products • Acquisitions of Memorex and TDK Life on Record • "Reskilled" workforce from B2B to consumer • Hired Mr. Lucas and other executives with consumer backgrounds	• Linda Hart • Bruce Henderson and Frank Russomanno	• (36)%

Date Implemented

- 2006 - 2011

Current Strategy - Data Storage, Protection and Connectivity

Key Components of Strategy	Chairman / CEO	Shareholder Returns
• New product launches in Secure Storage, Scalable Storage, Wireless/Connectivity, and Magnetic Tape • Closed on five acquisitions in 2011 and three acquisitions in 2013 • Phase out low-margin businesses • Expand sales and marketing function for disk based storage	• L. White Matthews • Mark Lucas	• (63)%

Date Implemented

- 2011 - Present

Our Vision for a New Board of Directors

A Reconstituted Board of Directors

Imation Class II and Class III Directors			Clinton Group Nominees		
William G. LaPerch	**Geoff S. Barrall**	**Anthony T. Brausen**	**Robert B. Fernander**	**Barry L. Kasoff**	**Joseph A. De Perio**
President, LaPerch Consulting	CEO and Director, Connected Data	SVP and Chief Financial Officer, The Mosaic Company	Former CRO and Director, Datagres Technologies	President, Realization Services, Inc.	Senior Portfolio Manager, Public Equity and Private Equity, Clinton Group
Former CEO, President and Director, AboveNet Inc.	Former Chief Technology Officer, Overland Storage	Former VP and Chief Financial Officer at Tennant Company	Former CEO and Director, Gnodal Limited	Chief Restructuring Officer, Numerous Entities	
	Former Director, Nexsan Corporation		Former CEO, Pivot3 Inc.	General Manager, Takarajimasha	
			Former CEO, Stored IQ, Inc.		

Consulting	Data Storage	CFO Experience	CEO Experience	Restructuring Experience	Investment Management
Data Networking	Technology Start-ups	Audit Committee	Data Storage	Management Consulting	Private Equity
Public CEO Experience		Public Accounting	Cloud Storage	Manufacturing / Procurement	Technology Investing
Public Board Experience			Data Networking	Public Board Experience	Risk Management
			Sales & Marketing		Public Board Experience

Our Nominees will be Fiduciaries to All Shareholders



Existing Paradigm

imation

→ Strategy Change from Consumer Products to Disk Based Storage

Aggressively Deploy Capital in Acquisitions

Failure to Integrate Effectively

→ Company Underperforms on a variety of fronts

Turnaround stalls

→ Board Faces Proxy Contest

Strategic Alternatives, i.e.

"Sell the Company"

New Paradigm

imation

→ **Short-Term and Medium-Term Plan**

Maximize cash flow generation of Legacy Business Segment

Reduce all Discretionary Expenditure and Overhead

Stabilize Trajectory of Disk Based Storage Business

→ **Medium-Term and Long-Term Plan**

Exit or Divest Businesses in Secular Decline

Position Disk Based Storage Business for Sale

Re-Invest Capital to Take Advantage of Net Operating Losses

→ **Constant Evaluation of All Strategic Alternatives**

Continue Sale Process, Examine a Return of Cash to Shareholders

- Our nominees plan to continue the ongoing strategic alternatives process without prejudice

Our nominees are committed to an ongoing evaluation of shareholder value creation.

Conclusion

- In the boardroom, the Company's fiduciaries appear to believe they are truly doing what is right for stockholders, but financial results and stock price performance have been dismal

- In the executive suite, the Company's fiduciaries believe that they are the athletes on the field that can launch the comeback after creating the deficit that the financial scoreboard would indicate

- Both the Board and the executives have been compensated at a level that we believe is inappropriate for the results to date

- **Simply put, we believe our nominees, together with continuing Class II and Class II Directors, would constitute a better Board of Directors, and we believe our plans outlined will create a stable enterprise and lasting value to shareholders**

- Our nominees are capable, poised and excited about taking on a turnaround at Imation

- We believe new thinking and new people are required to fix old problems

Contact Information

Clinton Group

601 Lexington Avenue

51st Floor

New York, New York 10022

Joseph A. De Perio, Senior Portfolio Manager

Tel: +1 (212) 825 0400

jad@clinton.com

imagineabetterimation@clinton.com

Okapi Partners

437 Madison Avenue

28th Floor

New York, New York 10022

Bruce Goldfarb, President and CEO

Tel: +1 (212) 297 0720

IMN@okapipartners.com